Filed by RiskMetrics Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.

(Commission File No.: 1-33928)

Set forth below is a letter to RiskMetrics Group, Inc. (“RiskMetrics”) employees regarding treatment of RiskMetrics stock options in connection with the proposed merger between RiskMetrics and MSCI Inc.

General Information for Employees Regarding RMG Options in Connection with the MSCI Transaction

Stock Options

1.                                      The agreement to merge RMG with MSCI provides that RMG stockholders will be paid at closing $16.35 in cash and 0.1802 of a share of MSCI stock for each share of RMG stock.  Based on the $29.96 closing price of MSCI stock on February 24, 2010, this payment (also called the merger consideration) is equal to $21.75 per share of RMG stock.  Since part of the payment is in MSCI stock, the value of the payment at closing may be higher or lower than $21.75 if the MSCI stock price is higher or lower than $29.96 at the time of closing.

2.                                      At the time of the merger closing, each then outstanding option to acquire shares of RMG stock will be converted into an option to acquire MSCI stock.  Under the terms of the merger agreement, the rollover will occur using an option exchange ratio of 0.726 or lower.  The option exchange ratio of 0.726 is the quotient of $21.75 (i.e., the value of the merger consideration on February 24, 2010) divided by $29.96 (i.e., the closing price of MSCI stock on February 24, 2010).

•                  The number of shares subject to the option will be multiplied by an option exchange ratio of up to 0.726.  If the conversion results in a fraction of a share, the number of shares will be rounded down to the nearest whole.  For example, an option to acquire 100 shares of RMG stock will be converted into an option to acquire up to 72 shares of MSCI stock after the rounding down.

•                  The pre-merger per share option exercise price will be divided by an option exchange ratio of up to 0.726.  If the conversion results in a partial cent, the exercise price per share will be rounded up to the nearest whole cent.

If MSCI’s closing stock price on the trading date immediately prior to closing is $29.96 or lower, the rollover will be based on an exchange ratio of 0.726.

3.                                      The MSCI stock price may change between February 24 and the closing of the merger, which will affect the value of the merger consideration on the closing date.  In this case, the conversion at the exchange ratio of 0.726 could result in your new MSCI options having a spread value (i.e., the difference between its exercise price and the value of underlying stock) different than the spread value of your RMG options immediately before the closing.

4.                                      If MSCI’s closing stock price on the trading date immediately before the merger is greater than $29.96, the conversion of the options will be based on an option exchange ratio that is less than 0.726.  Using a lower option exchange ratio will not disadvantage you vis-à-vis RMG stockholders, but instead will put you generally in the same position with respect to your spread value as if you exercised your RMG option before the closing of the merger and received the merger consideration.

To be more specific, under Section 409A of the Internal Revenue Code, if the conversion of an option causes the option to have a greater spread value immediately after the merger than it did immediately before the merger, the option holder will be subject to a 20% penalty tax and income tax at the time of vesting, or if already vested, at the time of the rollover.  As a result, and as provided in the merger agreement, in an effort to avoid holders being subject to these adverse tax consequences, if the value of MSCI stock is greater than $29.96 at the time of the closing of the merger, the conversion ratio must be reduced from 0.726 to a number that would result in the spread value of your option not increasing from the spread value of your option immediately prior to the merger.  Instead of rolling over based on the exchange ratio of 0.726, your options would rollover based on the relative closing prices of RMG stock and MSCI stock on the trading day prior to the closing date.

This adjustment would bring your option conversion in line with the amounts being paid to holders of RMG stock and would prevent an option holder from getting a benefit in the merger in excess of what stockholders are receiving in the merger generally.  Using the closing exchange ratio, your spread value should be approximately the same as the before-tax profit you would receive (i.e., the merger consideration less the exercise price) if you were to exercise your option and receive the merger consideration for the shares you receive upon exercise.

5.                                      If the value of MSCI stock is less than $29.96 at the time of the closing of the merger, the conversion ratio is 0.726.  In that case, the spread value of your option would be worth less after the conversion than immediately before the closing of the merger.  That is, the spread value of your converted option immediately after the merger may be less than the before-tax profit you would receive (i.e., the merger consideration less the exercise price) if you were to exercise your option prior to the merger and receive the merger consideration for the shares you receive upon exercise.

6.                                      Subject to RMG’s insider trading policies, employees are free to exercise vested RMG options prior to the closing of the merger and receive the merger consideration instead of having those vested options convert into options to acquire MSCI stock.  You can either:

(i) exercise your option through a broker assisted cashless exercise and cash out the shares received upon exercise in the open market prior to the merger based on the then trading price of RMG stock (which we expect will be affected by the transaction and the value of MSCI stock at that time) or

(ii) exercise and hold the RMG shares received upon exercise and receive at closing the per share merger consideration of (a) $16.35 in cash and (b) 0.1802 of a share of MSCI stock.

If the stock price of MSCI is less than $29.96, you may wish to consider exercising your vested options before the merger, based on your particular situation and after considering tax and other implications.  You should consult your own financial and/or tax advisors in determining the best alternative for you.

7.                                      Holders of unvested options cannot exercise their options prior to vesting.  If the value of MSCI stock is less than $29.96 at the time of the closing of the merger, the value of the rollover may be taken into consideration when MSCI makes equity grants to RMG employees in the ordinary course following the closing of the merger.

8.                                      If an employee is terminated without cause after the merger closing, then any unvested options held by that employee will become fully vested.  Other than this, upon conversion of the options into options to acquire MSCI stock, the other terms of the options remain the same including the vesting schedule and the remaining life of the option.

9.                                      There are investment, tax and other considerations to think about in this area and RMG cannot and will not be giving investment, tax or other advice.

Any discussion of U.S. federal tax rules contained in this communication is not intended to be used, and cannot be used, to avoid penalties under the Internal Revenue Code or to promote, market or recommend any transaction or matter addressed herein.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. MSCI will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of RiskMetrics that also constitutes a prospectus of MSCI. MSCI and RiskMetrics also plan to file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will be mailed to stockholders of RiskMetrics. INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MSCI will be available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874. Copies of the documents filed with the SEC by RiskMetrics will be available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information about the directors and executive officers of RiskMetrics is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. Information about the directors and executive officers of MSCI is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.  Such risks, uncertainties and factors include, but are not limited to:  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company’s ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance or achievements can be found in MSCI’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in RiskMetrics’ December 31, 2009 Annual Form 10-K which was filed with the SEC on February 24, 2010 and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI’s or RiskMetrics’ underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI’s or RiskMetrics’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI’s or RiskMetrics’ operations, results of operations, growth strategy and liquidity. MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.